UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2007

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

 ___________________________________________________________________________________________

(Translation of Registrant’s Name Into English)

México

  ___________________________________________________________________________________________

(Jurisdiction of incorporation or organization)

Aeropuerto Internacional de Monterrey

Zona de Carga

Carretera Miguel Alemán, Km. 24 s/n

66600 Apodaca, Nuevo León, Mexico

  ___________________________________________________________________________________________

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA’s January 2007 total passenger traffic increases 14.1%

▪ Domestic traffic jumps 22.1%

Monterrey, NL., Mexico, February 12, 2007—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, reports that total passenger traffic (terminal passengers) at its 13 airports reached 1.05 million in January 2007, an increase of 14.1% compared to January 2006. The airports with the most significant increases were Torreón, Chihuahua, and Monterrey.

Domestic traffic in January 2007 totaled 787,124 passengers, an increase of 22.1% compared to the prior year. The increase was the result, in large measure, of traffic generated by the airlines that have entered the market since the end of 2005, particularly Interjet, Avolar, VivaAerobus, Alma and Volaris.

International traffic was 267,199 passengers in January 2007, a 4.3% reduction compared to January 2006. The airports in Torreón, Ciudad Juárez, and Acapulco recorded increases, while Tampico, Monterrey, and Mazatlán had reductions. The suspension of operations of Aerocalifornia last year continued to affect our airports generally, with the most significant impacts on Durango, Culiacán, and Mazatlán. Although Aerocalifornia resumed limited operations in August 2006, several of its former routes and frequencies have not resumed.

By airport

Monterrey, OMA’s principal airport, served 451,496 passengers in January 2007, an increase of 21.2% compared to the same month of 2006. Domestic traffic benefited from the traffic generated by VivaAerobus, and increased 30.5% in January 2007. The cancellation of routes from Monterrey to Chicago and Miami continued to affect international traffic at the airport.

Acapulco reported a 17.7% increase in domestic traffic, and 10.2% growth in international traffic. The increase in domestic traffic principally reflects significant contributions from Interjet and VivaAerobus, which were not operating in the 2006 period. An increase in the frequency of international flights, an increase in charter flights, and the traffic generated by the arrival of three cruise ships in the port benefited international traffic volumes.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA employs over 900 persons in order to offer passengers and clients, airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2001. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris, the second largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). Please visit our website, www.oma.aero.

This communication may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our Prospectus under the caption “Risk Factors.” OMA undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Víctor Humberto Bravo Martín
Víctor Humberto Bravo Martín
Chief Financial Officer

Date: February 12, 2007